Exhibit 99.1

World Gaming Plc

REPORT AND FINANCIAL STATEMENTS 2005

World Gaming Plc

DIRECTORS AND ADVISORS

DIRECTORS

James H. Grossman

Clare K. Roberts

A. Daniel Moran

David J. Naismith

Jonathan C. Moss

Michael R. Cumming

SECRETARY

David J. Naismith

REGISTERED OFFICE

Minerva House

5 Montague House

London

SE1 9BB

AUDITORS

Kingston Smith

Chartered Accountants

Devonshire House

60 Goswell Road

London, EC1M 7AD

United Kingdom

REPORTING AUDITORS FOR SUBMISSION OF ANNUAL REPORT

IN FORM 20-F TO SECURITIES AND EXCHANGE COMMISSION

HJ & Associates LLC

50 West Broadway

Suite 600

Salt Lake City

Utah 84101

USA

REGISTRARS

Capita Registrars	Continental Stock & Trust Company
The Registry	17 Battery Place
34 Beckenham Road	New York
Beckenham	New York 10004 - 1123
Kent BR3 4TU	United States of America
United Kingdom

CHAIRMAN’S STATEMENT

Following our agreements with Sportingbet in October 2004, I reported to you last year in my letter to Shareholders that I believed we would seek to expand the Company’s revenue base and reduce its reliance on the single revenue stream of software licensing.  I am pleased to report that during 2005 we did in fact move from our then single focus on licensing into the operations business through our acquisition of our largest licensee, the SPORTSBETTING.COM group, which occurred in October 2005.

Additionally in May 2005 we successfully listed our shares on the Alternative Investment Market of the London Stock Exchange, (“AIM”)  thereby broadening our exposure to an entire new  market for our securities.

The acquisition of the SPORTSBETTING.COM group represented a significant enhancement to our business and revenue streams. I am able to report that thus far the results of this acquisition are in excess of our expectations.  When we approached this possibility, we had an intimate knowledge of most aspects of the SPORTSBETTING.COM business through our existing software licensing relationship. After extensive due diligence, we became more convinced of the value of this business. During the more than 6 months in which we have owned the business we are even more convinced of the long term benefits of this operating business to our Group.  A simple test is to speak with most management teams who have made an acquisition and they will usually respond that they were unaware of this or that problem learned only subsequent to the acquisition. Conversely, in our case, we have found only positive results from all that was represented by the sellers including the business’ growth potential.

Accordingly, as a result of our knowledge of the infrastructure and services for the SPORTSBETTING.COM business, integration has been very straightforward. Since the acquisition in October, we have focused our effort on the integration of the marketing division of the business. This has been accomplished by bringing in our own management team to gradually take over the running of the marketing aspects of the business.  I can report that this integration has been successful and will continue throughout the first year subsequent to the acquisition.

During 2005, we became aware that despite encouraging organic growth from our existing licensing program, the role of being a licensor of software would likely result in lower rates of return than that experienced by several of our licensees. We are also aware of the increasing leverage of the operators over suppliers of software within the industry. While we continue to provide services to our existing licensees, we are looking now only for new licensees in the form of operators who are already successful and perhaps dissatisfied with their existing platform.

Thus, the Board continues to maintain a view to maximise the asset and resource base within the Group. In 2005 we not only leveraged our assets and resources through our AIM listing but also through the completion of the SPORTSBETTING.COM group acquistion. Also, during the year we established significant debt facilities with Barclays plc for the Group to complete this acquisition and pursue other acquisitive opportunities.

The industry’s consolidation has not abated. There may not be a place in the future for those who do not seek out consolidation opportunities. While we believe the results of our management over these past 3 years speaks for itself, we will continue to focus on completing the integration of our SPORTSBETTING.COM business while keeping new business possibilities in our sights. It is the Board’s intention to build a strong industry presence through continuing to deliver on our strategies.

Sincerely

James H. Grossman

Chairman of the Board

CHIEF EXECUTIVE’S STATEMENT REGARDING 2005 FINAL RESULTS

Introduction

The year to 31 December 2005 has been an exciting and extremely rewarding year for the Group.

In May, the Group listed on AIM of the London Stock Exchange raising £2.5m before costs at 52.5p per share, but more importantly, with a strategy to leverage its software, infrastructure and cash resources through acquisition of an industry leading Internet gaming operator.

In October, the Group announced that it had signed a conditional agreement for the purchase of the SPORTSBETTING.COM business. The Group completed this acquisition in December after raising a further £6.0m before costs through the placement of 4.8m new shares at 125p and $40m in loan facilities. In addition, the Group secured a $5m revolving credit facility that to this date remains unutilised.

The terms of the acquisition agreement for the SPORTSBETTING.COM business were structured based on profit before tax (“PBT”) expectations for the calendar year ending 31 December 2005, with no earn-out or rights to future profits for the vendors.  While all key indicators including deposit levels, customer sign ups and wagering volumes remained strong throughout the fourth quarter, industry-wide sports margins were unusually low. As a result PBT for the SPORTSBETTING.COM business fell short of the maximum consideration threshold of $15m by $1.4m. This shortfall saved the Group $14.2m in cash and share consideration that would have otherwise been payable to the vendor.

The SPORTSBETTING.COM business, now considered the Group’s Operating division, has demonstrated solid growth in the first quarter under the Group’s ownership. Unusually low U.S. sports margins experienced in the fourth quarter of 2005 and reported throughout the industry have recovered strongly in the first quarter of 2006.

With respect to the software licensing business, the Group integrated five new licensees during the past year and developed further its infrastructure network during the past summer in order to improve the support of these licensees in addition to its now wholly-owned Operating division.

The Group enters  2006 well placed to strengthen its organic revenue growth in both its newly acquired Operating division and its robust licensing offerings.

Financial Results

Turnover for the year ended 31 December 2005 turnover increased by $90.2m to $106.5m compared to $16.3m for the same period last year. The increase in turnover is wholly attributable to the Sportsbetting Transaction effective 1 October 2005 at which time the Group acquired all of the business and assets of its then largest licensee whose leading brand is SPORTSBETTING.COM (herein after referred to the “Operating division”). (See “Sportsbetting Transaction” below).

The Group now maintains two key revenue streams:

1                                          Royalties and fees which includes royalties charged to the Group’s continuing licensees plus hosting fees charged to Sportingbet plc (“Sportingbet”) for hosting services provided from its wholly-owned hosting infrastructure; and

2.                                       Operations, representing revenue derived from its wholly-owned internet gaming sites acquired through the Sportsbetting Transaction.

Both the Sportsbetting Transaction, effective 1 October 2005 and the joint venture transaction with Sportingbet, effective 1 October 2004 have materially changed the composition of the Group’s income in the current and comparative periods. The acquisition of the Sportsbetting business has added a new revenue stream for the fourth quarter and future periods through operations. As a result of the acquisition, the Group no longer receives royalty revenue from the Sportsbetting business. The transaction with

Sportingbet, which has been previously reported on, eliminated royalty revenue in return for certain consideration and other arrangements.

Royalty and fee income for the year ended 31 December 2005 declined by 45.0% or $7.3m to $9.0m. Of this decline in royalty and fee revenue, $0.7m was attributable to no longer receiving royalties from SPORTSBETTING.COM, and $7.5m was the full year effect of no longer receiving royalties from Sportingbet before taking into the account the elimination of development costs as a result of this transaction. However, revenues from new and continuing licensees grew by $0.9m to $3.2m representing a 38.8% growth in like-for-like licensing revenue.

Turnover from operations, representing gross sports and horse racing wagers and net casino and poker win was $97.5m for  year ended 31 December 2005, compared to $nil for the same periods in 2004. For comparative purposes, the proforma growth in turnover in the Operating division was 50.8% or $79.4m for the year ended 31 December 2005, assuming that SPORTSBETTING.COM had been owned for the entire period.

For the year ended 31 December 2005, gross profit remained unchanged at $14.4m compared with 2004. The increase in gross profit from the Operating division described above was offset by the effect of no longer receiving royalties from Sportingbet. On a proforma basis, the gross profit contribution from the Operating division for the year ended 31 December 2005 was $27.1m after deducting $2.0m in customer bonuses and jackpot transfers, representing a 55.1% increase in gross profit for the Sportsbetting business for the 12 month period. The gross margin percentage for the year ended 31 December 2005 was 13.5% compared to 88.8% in 2004. The decrease resulted from the significant change in revenue mix as a result of the acquisition of SPORTSBETTING.COM. The proforma gross margin percentage for the Operating division for the 12 months ended 31 December 2005 was 11.5% compared to 11.2% in 2004.

Operating expenses before goodwill amortisation for the year decreased by $1.2m to $8.1m compared to $9.3m in 2004. The reduction was the result of no longer paying for development costs as a result of the Sportingbet Transaction, partially offset by including the cost base of the Operating division in the fourth quarter.

Operating profit before goodwill amortisation and exceptional items for the year ended 31 December 2005, increased by $1.5m to $6.6m compared to $5.1m for the same period last year.

Goodwill amortisation for the twelve months ended 31 December 2005 was $0.9m compared to $nil for the comparative periods in 2004. Finance costs, representing interest and loan cost amortisation, was $0.2m for the twelve months ended 31 December 2005 compared to $nil for the comparative periods in 2004.

Profit after tax and exceptional items for the year ended 31 December 2005 decreased by $11.7m to $5.7m. The reduction is entirely attributable to the extraordinary gain of $12.2m relating to the Sportingbet Transaction included in 2004.

Basic earnings per share before goodwill amortisation and exceptional items per participating ordinary share for the year ended 31 December 2005 was 15.6 cents (13.5 cents after goodwill amortisation and exceptional items) compared to 15.9 cents (53.4 cents after goodwill amortisation and exceptional items) in 2004. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective 1 October 2004.

On a fully diluted basis earnings per share before goodwill amortisation and exceptional items per participating ordinary share for the year ended 31 December 2005 was 14.0 cents (12.0 cents after goodwill amortisation and exceptional items) compared to 13.9 cents (46.5 cents after goodwill amortisation and exceptional items) in 2004.

Review of Operations

The acquisition of SPORTSBETTING.COM has added a new dimension to the Group’s business. The scale of the business has increased dramatically and our income stream is now more diversified. Apart from the well documented pressure on industry-wide U.S. sports margins in the fourth quarter of 2005, all other key indicators remained strong in the Operating division and these indicators have continued into 2006.

In addition, the Group is continuing in its licensing activities which successfully licensed or white-labelled five new licensees in 2005.

Planned hardware and software upgrades that took place in the second quarter have established increases in processing speeds experienced by licensees’ customers and greater volume and storage capacity.

Operating Division (SPORTSBETTING.COM)

The Operating division added 21,414 new customers in the fourth quarter compared to 15,907 new customers for the fourth quarter of 2004, a 35% increase in growth rates than the comparative quarter of 2004. Of these new customers 51% were converted to new active betting customers at an unchanged total marketing spend when compared to the same period last year. For the year, 65,000 new customers were added to the database, 30% more than in 2004.

Active customer acquisition costs were $101 for the year compared to $108 in 2004.

The average loss per active customer, being the total margin divided by active customers over the quarter, was $240; across the year the average quarterly loss per active customer was $266.  The average life of a customer as at 31 December 2005 was approximately 472 days or 16 months compared to 440 days or 15 months for as at 31 December 2004. The average lifetime value of a customer at 31 December 2005 was therefore approximately $1,397.

Sports margins including horse racing in the quarter were 4.0% (2004: 5.8%) representing lower than expected margins on sports due to unusual results across the industry. For the full year, sports margins including horse racing were 6.9% (2004: 6.4%)

Gaming margins in the fourth quarter were 2.2% (2004: 2.4%).

SPORTSBETTING.COM’s poker product was launched in the middle of 2005 and yielded revenue before commissions of $1.4m (2004: $nil) for the quarter and $2.4m for the year. The growth in poker, derived primarily from cross-selling the sports betting product, continues to strengthen.

The Operating division delivered exceptional cross-sell from sports betting players with an average 37.4% (2004: 36.3%) in the quarter of players placing a sports wager going on to place a bet on a gaming product or poker. This yielded $3.6m (2004: $3.0m) of gaming revenue and $0.8m (2004: $nil) of poker revenue for the Group in the quarter. The cross-sell of products within the database is enhanced by the Group’s single player account status across all products.

Licensing Division

During the year, the Group added five new licensees. In addition, one new licensee has been signed so far this year and is expected to go live in the second quarter of 2006. In the fourth quarter of 2005, the Group launched its first European white-label site. No material revenue is yet being generated by these new licensees, however growth has been encouraging through the winter sports seasons and the Group continues to monitor further licensing and white-label opportunities.

Regulatory Developments

Over the past few years, authorities in certain jurisdictions, such as the United States, have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators, even though many of these online gaming operators are legally licensed in the jurisdiction in which they operate. The application or enforcement (or threat of enforcement) of restrictive laws or regulations, or a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of certain indirect steps, may severely and adversely impact the business and financial position of online gaming companies such as ours.  Presently, there are two pieces of proposed legislation being considered in the US House of Representatives (one introduced by Congressman Leach and the other by Congressman Goodlatte), with the likelihood of a third being introduced in the US Senate by US Senator Kyl, as an amendment to other proposed legislation presently being considered or, in the future, as proposed stand-alone legislation.   Each of these bills will need, in the ordinary course, to be passed by both Houses of Congress, probably before October 2006 when the 109th Congress is expected to adjourn, ahead of the mid-term 2006 elections. In addition, the proposed bills offer “carve-outs” to certain US domestic groups that undertake US domestic gaming activities and the insertion of such carve-outs by special interests in the past undoubtedly had an impact on the failure of such legislation in the past. Obviously, we will continue to monitor developments closely.

In November 2004, the World Trade Organisation (“WTO”) held that the US was in violation of its commitments under international trade laws by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access US markets. The decision was appealed and the WTO ruled that the US had shown that its laws prohibiting gambling are “necessary to protect public morals or maintain public order” but had failed to demonstrate, in light of its laws in respect of on-line gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on-line gambling services for horseracing.  Consequently, the WTO recommended that the US bring its laws into conformity with its obligations under international trade rules.  Pursuant to the report of the arbitrator circulated in August 2005, the US has been given until 3 April 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws.  It remains to be seen what legislative proposals, if any, will be adopted in the US in relation to Internet gambling and whether this will lead to a change in US Internet Gaming policy or what effect this issue will have on the current proposed legislation in the US House of Representatives.

Daniel Moran

Chief Executive

World Gaming Plc
DIRECTORS’ REPORT

BOARD OF DIRECTORS

James H. Grossman (aged 66),
Non-executive Chairman  *•

Mr. Grossman is an attorney with experience in international venture capital and has an active international commercial arbitration practice. Mr. Grossman was of counsel to Reed Smith Crosby Heafey in San Francisco, California and predecessor entities from January 2000 until August 2003. He has served as Chairman of the U.S. Foreign Claims Settlement Commission and as a Special Representative for the United Nations Development Program.

He obtained his undergraduate degree from the University of California at Berkeley, and a J.D. from Harvard University in 1963.

A. Daniel Moran (aged 38),
Chief Executive Officer

Mr. Moran has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning and automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff.

Mr. Moran was previously a consultant to companies seeking to organize and become licensed to conduct Internet gaming operations in a regulated market.

David J. Naismith (aged 32),
Chief Financial Officer

Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet, managing its finance divisions globally.

Mr. Naismith’s experience in the on-line gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, United Kingdom, Austria and Australia.

Jonathon C. Moss (aged 52),
Sales and Marketing Director

Mr. Moss has 8 years senior management experience in the e-gaming sector. Immediately prior to his appointment at World Gaming, he held the position of Business Development Director at the licensing and services subsidiary of CryptoLogic Inc., Jon dealt with brand-name clients to CryptoLogic’s casino and poker solutions including Betfair, Littlewoods Gaming, The Ritz Club of London and ukbetting PLC.

 Clare K. Roberts (aged 57),
Non-executive Director  *•

Mr. Roberts is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997.

Mr. Roberts is founder and principal at Roberts & Company, Attorneys at Law. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua Offshore Association. He is president of the Inter American Commission on Human Rights, to which he was elected in May 2001.

Michael H. Cummings (aged 65),
Non-executive Director  *•

Mr. Cumming has over 35 years of experience in the field of Private Equity. Prior to his retirement in 1996 he was for 14 years the Managing Director of Barclays Private Equity which he expanded from a London base into a company with nine offices worldwide.

He is currently Chairman of a number of boutique fund management companies.

Mr. Cummings holds a MBA from the Stanford Graduate School of Business Administration.

*  Member of audit committee
•  Member of remuneration committee

The Directors submit their report and the financial statements of World Gaming Plc for the year ended 31 December 2005.

All figures are in US dollars unless stated otherwise.

PRINCIPAL ACTIVITIES

World Gaming Plc is the holding company of a group whose principal activities are the operation of internet gaming sites including sports betting, casino and pari-mutuel wagering and the licensing of associated e-gaming software and infrastructure to third party licensees.

In May 2005, the Group listed on AIM of the London Stock Exchange raising £2.5m before costs at 52.5p per share with a strategy to leverage its software, infrastructure and cash resources through acquisition of an industry leading gaming operator.

Effective as of 1 October 2005 the Group acquired the business and assets of SPORTSBETTING.COM for total consideration of $86.9m, (including acquisition costs of $5.1m). The Group completed this acquisition in December 2005. The Group funded the acquisition through a combination of its existing cash resources, a private placement of new ordinary shares at 125p raising £6m before costs and USD$40m in loan facilities.

There were no other material changes in activities in the year.

REVIEW OF THE BUSINESS

World Gaming Plc is the ultimate holding Company of the Group. Through its intermediate holding company WG International Limited, the Group carries out its principal activities.

Interactive Systems Inc., a subsidiary of WG International Limited incorporated and operating out of Antigua, operates internet gaming sites as well as licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Alea Software Inc., in participation with World Gaming Plc develops gaming software and web pages.

The following tables set out selected consolidated information from the statements of operations for the years ended December 31, 2005 and 2004, and the balance sheets as at December 31, 2005 and 2004:

Selected Statement of Operations Information

	For the years ended
	December 31, 2005	December 31, 2004
	$’000	$’000

Turnover	106,471	16,288
Gross Margin	14,414	14,417
Operating Expenses	8,992	9,337
Operating Profit	5,422	5,080
Retained Profit	5,691	17,370

Selected Balance Sheet Information

	For the years ended
	December 31, 2005	December 31, 2004
	$’000	$’000

Net Current (Liabilities)/Assets	(6,453)	14,866
Total Assets	108,722	23,379
Long Term Debt	24,390	—
Profit & Loss Reserve	(4,322)	(9,876)
Total Shareholders’ Funds	56,203	16,028

RESULTS AND DIVIDENDS

Operating profit before interest, goodwill amortisation and exceptional items increased 24 percent or $1,224,000 to $ 6,304,000 for the year ended 31 December 2005. After amortisation of goodwill and exceptional items, profit before tax decreased 67 percent or $11,679,000 to $5,691,000 for the year ended 31 December 2005.

The acquisition of the Sportsbetting business has added a new revenue stream for the fourth quarter of the current period and for future periods. Revenues from operations, representing gross sports and horse racing wagers and casino and poker win was $97,514,000, compared to nil for the period ended 31 December 2004.

Revenues from the licensing operations decreased by 45 percent or $ 7,331,000 to $8,957,000 for the year ended 31 December 2005 when compared to $16,288,000 for the year ended 31 December 2004. The reduction in royalty revenues is entirely attributable to the combination of the full year effect of no longer receiving royalties from the Sportingbet before development costs as a result of the Sportingbet transaction, and the Sportsbetting acquisition, under which the Group no longer receives royalty revenue from the Sportsbetting business. Revenues from new and continuing licensees increased by $900,000, or 39% to $3,200,000.

Gross profit remained consistent at $14,414,000 when compared to $14,417,000 for the same period last year, as revenues from the acquisition of the Sportsbetting business have been offset by the effect of no longer receiving royalties from Sportingbet.

Operating expenses before amortisation of goodwill decreased by 13 percent or $1,227,000 to $8,110,000 during the year ended December 31, 2005 compared to $9,337,000 for the same period last year driven primarily by a continued decline in corporate overhead and nil development costs in the year as a result of the Sportingbet transaction partially offset by an increase in operational costs resulting from the Sportsbetting acquisition.

Goodwill amortisation for the year ended 31 December 2005 was $882,000 compared to $nil for the comparative period. Finance costs, representing loan cost amortisation were $25,000 compared to $nil in the period ending 31 December 2004.

Exceptional items of $nil represent a reduction of $12,187,000 for the same period last year. All of the 2004 exceptional items relate to the transaction with Sportingbet.

The Directors have not recommended the payment of a dividend on the ordinary shares.

FUTURE DEVELOPMENTS

The Group will focus on the integration of the marketing function for SPORTSBETTING.COM business in 2006 in addition to seeking further acquisition opportunities. The Group expects to continue licensing of the gaming software and infrastructure throughout 2006.

EVENTS SINCE THE END OF THE YEAR

In March 2006, the Group agreed final consideration of $81.8m with the vendors of the SPORTSBETTING.COM business. This consideration has been paid in accordance with the terms of the acquisition agreement.

On 31 March 2006, the Company repaid $6.0m to Barclays PLC in respect of its loan facilities.

DIRECTORS

The Directors that held office during 2005 were as follows:

Mr. James H. Grossman
Mr. Clare K. Roberts
Mr. Michael R. Cumming (Appointed 1 March 2005)
Mr. A. Daniel Moran
Mr. David J. Naismith
Mr. Jonathan C. Moss (Appointed 1 March 2005)

DIRECTORS’ INTERESTS IN SHARES AND OPTIONS

The interests of Directors holding office during the year in the share capital of the company at the beginning and end of the year and at 31 March, 2006 are as follows:

Directors	Date	Number of Ordinary Shares or ADRs Owned	Number of Options to acquire Ordinary Shares	Number of Options Vested

1. James H. Grossman	1 January 2005	20,002	950,000	650,000

	31 December 2005	35,002	1,199,332	699,332

	31 March 2006	284,334	950,000	450,000

2. Clare Roberts	1 January 2005	—	450,000	250,000

	31 December 2005	—	427,000	302,000

	31 March 2006	—	427,000	302,000

3. A. Daniel Moran	1 January 2005	—	2,000,000	2,000,000

	31 December 2005	—	2,249,332	1,749,332

	31 March 2006	—	2,249,332	1,749,332

4. David J. Naismith	1 January 2005	—	1,150,000	1,150,000

	31 December 2005	—	1,399,336	899,336

	31 March 2006	—	1,399,336	899,336

5. Jonathan C. Moss	1 January 2005	—	650,000	—

	31 December 2005	—	650,000	—

	31 March 2006	—	650,000	—

6. Michael R. Cumming	27 January 2005	—	100,000	—

	31 December 2005	—	100,000	—

	31 March 2006	—	100,000	—

This information is based on 53,725,243 ordinary shares issued and outstanding as of 31 March 2006, including shares and underlying options which are exercisable within 60 days of 31 March 2006. None of the identified persons beneficially owned greater than 1% of the Company’s American Depository Shares or ordinary shares.

During the year the company maintained liability insurance for its directors and officers.

POLITICAL AND CHARITABLE CONTRIBUTIONS

Through its subsidiaries, World Gaming Plc donated $2,740 to various charities in 2005 (2004: $2,085).

AUDITORS

Kingston Smith has expressed their willingness to continue in office and a resolution to re-appoint them and authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

POLICY ON PAYMENT OF CREDITORS

It is the policy of the Group to agree terms of payment with its suppliers when trading relationships are established, to ensure that the terms of payment are clear, and to abide by the agreed terms, provided the suppliers meet their obligations. At 31 December 2005, the average period of credit taken on the Company’s outstanding liabilities was 48 days (31 December 2004 — 52 days)

MARKET PRICES OF SHARES

Our Ordinary Shares are traded on the Alternative Investment Market of the London Stock Exchange (“AIM”). Price quotations for our Ordinary Shares were reported on the London Stock Exchange under the symbol “WGP” beginning on 17 May 2005.

The following table sets forth the high and low closing prices for our Ordinary Shares on the London Stock Exchange, from the beginning of trading on 17 May 205.

Most Recent Financial Year	High	Low	Year-end

Year ended December 31, 2005	210p	65p	144p

MAJOR SHAREHOLDERS

The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of 31 March, 2006, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

Name of Beneficial Owner	Number of Ordinary Shares or ADRs Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares or ADRs Beneficially Owned

Opunosa Limited(1)	8,310,249	15.4%

Credit Agricole Cheuvreux(1)	4,343,436	7.5%

Cribbage Limited (a wholly-owned subsidiary of Sportingbet, PLC)(2)	13,506,204	20.1%

(1)             This information is based on 53,725,243 ordinary shares issued and outstanding as of 31 March 2006.

(2)    As a result of the transaction with Sportingbet Plc and its affiliates which took effect on 1 October 2004, the entire issued capital held by Sportingbet Plc and its affiliates have no economic or voting rights attached to them. The Company may acquire these shares for $1 as and when it has sufficient retained earnings to do so. These shares therefore do not have any dilutive effect on the total shares in issue of 53,725,243. However, for the purposes of the calculation of the percentage held, the total number of shares outstanding inclusive of the cancellable holding is 67,231,447.

On behalf of the board

A. Daniel Moran
Director
28 April 2006

World Gaming Plc
DIRECTORS’ REMUNERATION REPORT

The Board has prepared this report in accordance with the Directors Remuneration Report Regulations 2002. A resolution to approve this report will be put to the members at the forthcoming Annual General Meeting at which the financial statements will be approved. The vote will have advisory status, will be in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration. There has been no changes in the broad policy on remuneration since the 2004 Report on Directors’ remuneration and related matters.

The Companies Act 1985 requires that certain parts of the Remuneration Report are audited. Those sections that have been audited are marked as “audited”.

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for administering the operation of the 2001 Share Option Plan and for recommending to our Board of Directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, Directors, and key personnel. The current members of the Remuneration Committee are James H. Grossman, Michael Cumming and Clare Roberts. A. Daniel Moran was consulted on matters pertaining to Directors’ remuneration. In August 2003, the Remuneration Committee adopted a Remuneration Committee Charter. A summary of the terms of reference under which the Committee operates is as follows:

PURPOSE

The purpose of the Remuneration Committee (the “Committee”) of the Board of Directors (the “Board”) of World Gaming plc (the “Company”) shall be to discharge the responsibilities of the Board of Directors relating to the Company’s compensation programs and compensation of the Company’s executives.

DUTIES AND RESPONSIBILITIES

The Committee shall carry out the duties and responsibilities set out below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal, or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in this Charter.

In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and shall have the sole authority to retain, without seeking Board approval, outside counsel or other experts for this purpose, including the authority to approve the fees payable to such counsel or experts and any other terms of retention.

Setting Compensation for Executive Officers and Directors

1.                                       Establish and review the overall compensation philosophy of the Company.

2.                                       Review and approve the Company’s corporate goals and objectives relevant to CEO and other executive officers’ compensation, including annual performance objectives.

3.                                       Evaluate the performance of the CEO and other executive officers in light of those goals and objectives and, based on such evaluation, review and approve the annual salary, bonus, and other benefits, direct and indirect, of the CEO and other executive officers.

4.                                       In determining the long-term incentive component of compensation for the CEO and other executive officers, the Committee should consider the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs and other executive officers at comparable companies, and the awards give to the Company’s CEO and other executive officers in past years. The Committee is not precluded from approving awards (with the ratification of the Board of Directors) as may be required to comply with applicable tax laws.

5.                                       In connection with executive compensation programs:

(a)                                  Review and recommend to the full Board of Directors, or approve, new executive compensation programs;

(b)                                 Review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes;

(c)                                  Establish and periodically review policies for the administration of executive compensation programs; and

(d)                                 Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and corporate performance.

6.                                       Establish and periodically review policies in the area of senior management perquisites.

7.                                       Consider policies and procedures pertaining to expense accounts of senior executives.

8.                                       Review and recommend to the full Board of Directors compensation of Directors as well as Directors’ and officers’ indemnification and insurance matters.

9.                                       Review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment contracts, change-in-control, severance, or termination arrangements, and loans to employees made or guaranteed by the Company.

Monitoring Incentive and Equity-Based Compensation Plans

10.                                 Review and make recommendations to the Board of Directors with respect to the Company’s incentive-compensation plans and equity-based plans, and review the activities of the individuals responsible for administering those plans.

11.                                 Review and approve all equity compensation plans of the Company that are not otherwise subject to the approval of the Company’s shareholders.

12.                                 Review CEO recommendations and make recommendations to the full Board of Directors, or approve, all awards of shares or share options pursuant to the Company’s equity-based plans.

13.                                 Monitor compliance by executives with the rules and guidelines of the Company’s equity-based plans.

14.                                 Review and monitor employee pension, profit sharing, and benefit plans.

15.                                 Select, retain, and/or replace, as needed, compensation and benefits consultants and other outside consultants to provide independent advice to the Committee. In that connection, in the event the Committee retains a compensation consultant, the Committee shall have the sole authority to approve such consultant’s fees and other retention terms.

Reports

16.                                 Report regularly to the Board of Directors with respect to matters that are relevant to the Committee’s discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report.

17.           Maintain minutes or other records of meetings and activities of the Committee.

COMPANY’S POLICY ON DIRECTORS’ REMUNERATION FOR THE FOLLOWING AND SUBSEQUENT YEARS

The fees of the Directors are determined by the Board of Directors but may not in the aggregate exceed £180,000 per year (disregarding any remuneration payable to Directors in their capacity as executives) or such higher amount as may from time to time be determined by an ordinary resolution of our Board. Such fees are (unless such resolution otherwise provides) divisible among the Directors as the Board of Directors may decide, or, failing agreement, equally, except that any Director who holds office for only part of the period with respect to which such fees are payable is entitled only to rank in such division for a proportion of fees related to the period during which he has held office. Any Director who is employed, or holds executive office may be paid such extra remuneration by way of a fixed sum of money, or in whole or in part by participating in profits or otherwise, as the Board of Directors may determine, and such remuneration may be in addition to or instead of a fee payable to him for his services as Director. The Directors may repay to any Director all reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders’ meetings or otherwise in connection with our business.

The fees paid to individual Directors in a non-executive capacity are currently £21,600 per annum (pro-rated for periods less than one year). Periodic market surveys and research are conducted and rates changed accordingly. The rates were updated with effect from January 2006.

The Company operates a share option plan, the World Gaming plc 2001 Share Option Plan (the “2001 Plan”), under which eligible persons may acquire options to purchase ordinary shares or ADRs as determined by Board or the Share Option Committee. The Board of Directors serves as the Share Option Committee. The 2001 Plan was adopted by our Board of Directors on May 17, 2001 and approved by ordinary resolution of the shareholders on May 17, 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of the reorganization and options thereunder were exchanged for new options in the 2001 Plan. Options provided to Directors and employees are issued at the then market price on the date of the grant and vest within a period of usually three years from the date of grant. Specific vesting details are at the discretion of the Share Option Committee. Options expire the sooner of ten years after the date granted, or the conclusion of the plan in 2011.

SERVICE CONTRACTS

The company has entered into service contracts with our Directors. The company has service contracts with our three non-executive Directors; James H. Grossman, Clare K. Roberts and Michael H. Cumming. The other Directors are also employed as senior management executives and details of their service contracts are also listed below. Any Directors who are employees receive no cash compensation for serving on our Board of Directors. Directors that resign during the year are paid pro rata up to when they ceased performing duties for the company. All Directors are reimbursed for their reasonable expenses incurred to attend meetings of the Board of Directors.

1.   James H. Grossman has served as a Director and Chairman of the Board since April 11, 2003. Effective December 15, 2005 his annual fees for serving as the Group’s Chairman are £21,600. Mr. Grossman receives annual remuneration of £107,000. In addition, Mr. Grossman receives an annual housing allowance and certain other additional benefits where he is required to be relocated. The Company on June 4, 2003 authorised the issuance of options to purchase 150,000 ordinary shares all of which vested  on April 11, 2004 and options to purchase 300,000 ordinary shares all of which were to vest  on April 11, 2005. The Company on July 1, 2004 authorised the issuance of options to purchase 500,000 ordinary shares all of which were to vest on April 11, 2006. In accordance with Mr Grossman’s contract a deemed change of control took place on the completion of the contract with Sportingbet Plc, effective  October 1, 2004. In accordance with the change of control provisions, all options grants prior to October 1,vested immediately.

The Company on January 3, 2005 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. Certain options that were exercised and sold during the period are detailed later in this remuneration report.

2.   Clare Roberts has served as a Director from October 18, 2000. Effective January 1, 2005 his annual compensation for such service is £21,600. Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13; 50,000 are exercisable and fully vested at an exercise price of $1.44. In August 2003, Mr. Roberts relinquished options to purchase 200,000 shares at an exercise price of $0.31 granted in July 2001, all of which were vested as these options were granted below market value and therefore in breach of the current Option Committee policy. As consideration for this relinquishment, he was granted options at the then market price of $0.15 to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000  vested in August 2005. The Company on July 1, 2004 authorised the issuance of options to purchase 100,000 ordinary shares all of which vest only on October 18, 2006. The Company on January 3, 2005 authorised the issuance of options to purchase 25,000 ordinary shares all of which vest only on January 3, 2007. Certain options that were exercised and sold during the period are detailed later in this remuneration report.

3.   A. Daniel Moran’s employment as Chief Executive Officer and Director with World Gaming plc commenced on April 11, 2003. Effective January 1, 2006 his annual base compensation is £190,000 with an annual housing allowance and certain other additional benefits. The Company on June 4, 2003 authorised the issuance of options to purchase 1,000,000 ordinary shares all of which vested on April 11, 2004 and options to purchase 500,000 ordinary shares all of which were to vest on April 11, 2005.  The Company on July 1, 2004 authorised the issuance of options to purchase 500,000 ordinary shares all of which were to vest on April 11, 2006. In accordance with Mr. Moran’s contract a deemed change of control took place on completion of the transaction with Sportingbet Plc. In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. Certain options that were exercised and sold during the period are detailed later in this remuneration report.

4.   David Naismith’s employment as Chief Financial Officer and a Director with World Gaming plc commenced on August 1, 2003. Effective January 1, 2006 his annual base compensation is £155,000, with an annual housing allowance and certain other additional benefits. In addition, the Company on June 4, 2003 authorised the issuance of options to purchase 150,000 ordinary shares all of which vested on June 4, 2004 and options to purchase 500,000 ordinary shares all of which were to vest on August 1, 2005. The Company on July 1, 2004 authorised the issuance of options to purchase 500,000 ordinary shares all of which were to vest on August 1, 2006. In accordance with Mr. Naismith’s contract a deemed change of control took place on completion of the transaction with Sportingbet Plc. In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. Certain options that were exercised and sold during the period are detailed later in this remuneration report.

5.   Jonathan Moss’ employment as Director of Sales and Marketing with World Gaming commenced on January 1, 2005. His annual base compensation is £100,000 with certain other additional benefits. On March 1, 2005, Mr. Moss was appointed to the Board of Directors of World Gaming Plc. No changes were made to Mr. Moss’ compensation as a result of this appointment. The Company on January 1, 2005 authorised the issuance of options to purchase 650,000 ordinary shares, 500,000 of which vest on 1 January, 2007 and 150,000 which vest on 1 January 2007 subject to certain performance related criteria.

6.   Michael Cumming was appointed to the Board of Directors as a non-executive director effective March 1, 2005. His annual compensation is £21,600. On March 1, 2005 Mr. Cumming was granted options to purchase 100,000 ordinary shares all of which vest only on March 1, 2007.

No Director’s service contract has a notice period in excess of one year.

Superannuation contributions of $17,013 and $13,799 (2004: $12,987 and $10,553) have been paid on behalf of A. Daniel Moran and David J. Naismith respectively for the year ending December 31, 2005 for nominated pension schemes. The Company does not operate a pension scheme.

James H. Grossman received fees in respect of certain legal services of $21,000 in 2005 (2004: $21,000). These amounts have been included in Mr. Grossman’s total remuneration for 2005.

Directors and officers liability insurance is held by the Company in respect of the Directors.

James H. Grossman, A Daniel Moran, David Naismith and Jonothan Moss are entitled under the terms of their service agreements to an additional bonus of 75% of the total bonuses receivable by them over the first three years of service payable on the third anniversary of their appointment to the company. Each director will only receive his entitlement to this deferred bonus if they are still employed by the company on such third year anniversary all of which fall due in 2006. A provision for the deferred bonus relating to the relevant period to December 31, 2005 has been provided in these financial statements (see Note 16). The remuneration table below  does not include any deferred bonus entitlements.

DETAILS OF INDIVIDUAL DIRECTORS’ REMUNERATION (AUDITED)

The following tables set out all remuneration, in U.S. dollars, which we paid to our Directors including stock options grants during the year ended December 31, 2005 and stock options granted. All of the options listed in the table below represent options to purchase our ordinary shares or ADRs.

Remuneration (Audited)	Fees/ Salary $	Bonuses $	Benefits in Kind $	2005 Total Remuneration $	2004 Total Remuneration $

James H. Grossman	121,485	85,245	49,200	255,930	267,796

Clare K. Roberts	38,488	—	—	38,448	32,990

A. Daniel Moran	283,554	220,170	86,613	590,337	468,910

David J. Naismith	229,976	187,359	69,743	487,078	386,640

Jonathan C. Moss (appointed 1 March 2005)	178,000	—	34,416	212,416	89,279

Michael R. Cumming (appointed 1 March 2005)	28,836	—	—	28,836	—

TOTAL	$880,339	$492,774	$239,972	$1,613,045	$1,245,615

Directors Options (Audited)	Shares under options at 1 January 2005	Granted/ (Lapsed) during the year	Exercised during the year	Shares under options at 31 December 2005	Exercise Price $	Exercise period

James H. Grossman	150,000	—	(150,000)	—	0.14	11 Apr 04 – 11 Apr 11
	300,000	—	(100,668)	199,332	0.14	1 Oct 04 – 11 Apr 11
	500,000	—	—	500,000	0.35	1 Oct 04 – 11 Apr 11
	—	500,000	—	500,000	0.69	3 Jan 07 – 16 May 11
	—		—

Clare K. Roberts	100,000	—	—	100,000	2.13	30 Apr 01 – 1 May 11
	50,000	—	—	50,000	1.44	1 Jan 02 – 1 Jan 09
	100,000	—	(48,000)	52,000	0.15	5 Aug 04 – 16 May 11
	100,000	—	—	100,000	0.15	5 Aug 05 – 16 May 11
	100,000	—	—	100,000	0.35	18 Oct 06 – 16 May 11
	—	25,000	—	25,000	0.69	3 Jan 07 – 16 May 11

Michael R. Cumming	—	100,000	—	100,000	0.69	1 Mar 07 – 16 May 11

A. Daniel Moran	1,000,000	—	(250,668)	749,332	0.14	11 Apr 04 – 11 Apr 11
	500,000	—	—	500,000	0.14	1 Oct 04 – 11 Apr 11
	500,000	—	—	500,000	0.35	1 Oct 04 – 11 Apr 11l
	—	500,000	—	500,000	0.69	3 Jan 07 – 16 May 11

David J. Naismith	150,000	—	(150,000)	—	0.14	1 Aug 04 – 16 May 11
	500,000	—	(100,664)	399,336	0.14	1 Oct 04 – 16 May 11
	500,000	—	—	500,000	0.35	1 Oct 04 – 16 May 11
	—	500,000	—	500,000	0.69	3 Jan 07 – 16 May 11

Jonathan Moss	—	150,000	—	150,000	0.39	3 Jan 07 – 16 May 11
	—	500,000	—	500,000	0.39	3 Jan 07 – 16 May 11

During the year Messrs. Grossman, Moran and Naismith exercised 250,668, 250,668 and 250,664 share options respectively at an exercise price of $0.14 per ordinary share. Mr Roberts exercised 48,000 share options at $0.15 per ordinary share. These ordinary shares were subsequently sold through a private placement completed in December 2005. The aggregate gain made by the directors on exercising these options, being the difference between the market value of the shares on the day of exercise and the price actually paid for the shares was $1,654,789.

James H Grossman exercised 249,332 options on January 4 2006, of which 199,332 were at $0.14 and 50,000 at $0.35 per ordinary share.

Approved by the board on 28 April 2006.

A. Daniel Moran

Director

DIRECTORS’ RESPONSIBILITIES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The following statement, which should be read in conjunction with the report of the auditors on page 21, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and the auditors in relation to the financial statements.

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period.  In preparing those financial statements, the Directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgements and estimates that are reasonable and prudent;

•                  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

•                  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985.  They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website which contains up to date information on Group activities and published financial results. The maintenance and integrity of this website is the responsibility of the directors.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WORLD GAMING PLC

We have audited the financial statements of World Gaming Plc for the year ended 31 December 2005 which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes.  These financial statements have been prepared under the historical cost convention and in accordance with the accounting policies set out therein.  We have also audited the information in the part of the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985.  Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinion we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR

The Directors are responsible for preparing the annual report and the Directors’ Remuneration Report, and as described on page 20, for preparing the financial statements in accordance with applicable laws and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited are properly prepared in accordance with the Companies Act 1985.  We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman’s Statement, the Chief Executive’s Statement, the Statement of Directors’ Responsibilities and the unaudited parts of the Directors Remuneration Report.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited.  It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2005 and of the profit of the group for the year then ended and the financial statements and the part of the Directors’ Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Kingston Smith
Chartered Accountants and Registered Auditors,
London	28 April 2006

World Gaming Plc
GROUP PROFIT AND LOSS ACCOUNT
For the Year Ended 31 December 2005

	Notes	Continuing Operations 2005	Acquisitions 2005	Total 2005	Total 2004
		$’000	$’000	$’000	$’000
TURNOVER	1	8,957	97,514	106,471	16,288

Cost of sales		2,814	89,243	92,057	1,871

Gross profit		6,143	8,271	14,414	14,417

Goodwill Amortisation		—	(882)	(882)	—

Other Operating Expenses		(4,956)	(3,154)	(8,110)	(9,337)

Other operating expenses		(4,956)	(4,036)	(8,992)	(9,337)

OPERATING PROFIT BEFORE INTEREST AND SIMILAR INCOME		1,187	4,235	5,422	5,080

Investment income	2	438	—	438	111

Interest payable	3	(2)	(167)	(169)	(8)

Exceptional Item – Gain on Disposal	5	—	—	—	12,187

PROFIT ON ORDINARY ACTIVITIES AFTER EXCEPTIONAL ITEM AND BEFORE TAXATION	4	1,623	4,068	5,691	17,370

Taxation	7	—	—	—	—

PROFIT FOR THE FINANCIAL YEAR	18	1,623	4,068	5,691	17,370

BASIC EARNINGS PER SHARE	8			0.15	0.53

BASIC EARNINGS PER SHARE before Amortisation and Exceptional item	8			0.17	0.16

DILUTED EARNINGS PER SHARE	8			0.13	0.46

DILUTED EARNINGS PER SHARE before Amortisation and Exceptional item	8			0.15	0.14

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2005	2004
	$’000	$’000

Profit for the financial period	5,691	17,370
Currency translation difference on foreign currency net investment	(137)	168

Total recognised gains and losses for the year	5,554	17,538

World Gaming Plc
GROUP AND COMPANY BALANCE SHEETS
As at 31 December 2005

		GROUP		COMPANY
	Notes	2005	2004	2005	2004
		$’000	$’000	$’000	$’000
FIXED ASSETS
Intangible Assets	9	85,815	—	—	—
Tangible assets	10	1,231	1,419	8	—
Investments	11	—	—	24,488	97
		87,046	1,419	24,496	97

CURRENT ASSETS
Debtors	13	14,071	14,016	43,826	202
Cash at bank and in hand		7,605	7,944	861	4
		21,676	21,960	44,687	206

CREDITORS: Amounts falling due within one year	14	(28,129)	(7,094)	(16,595)	(5,686)

NET CURRENT (LIABILITIES) / ASSETS		(6,453)	14,866	28,092	(5,480)

TOTAL ASSETS LESS CURRENT LIABILITIES		80,593	16,285	52,588	(5,383)

CREDITORS Amounts falling due after more than one year	15	(24,390)	—	(24,390)	—

PROVISIONS FOR LIABILITIES AND CHARGES	16	—	(257)	—	(257)

NET ASSETS / (LIABILITIES)		56,203	16,028	28,198	(5,640)

CAPITAL AND RESERVES
Called up share capital	17	197	134	197	134
Share Premium Account	18	27,793	1,675	27,793	1,675
Shares to be Issued	18	8,440	—	8,440	—
Deferred Compensation Reserve	18	567	567	—	—
Merger Reserve	18	23,528	23,528	—	—
Profit and loss account	18	(4,322)	(9,876)	(8,232)	(7,449)
SHAREHOLDERS’ FUNDS (including non-equity interests)		56,203	16,028	28,198	(5,640)

Approved by the board on 28 April 2006

A. Daniel Moran
Director

World Gaming Plc
GROUP CASH FLOW STATEMENT
For the year ended 31 December 2005

	Notes	2005	2004
		$’000	$’000
Net Cash inflow from operating activities	19a	4,898	6,374

Returns on investments and servicing of finance	19b	438	103

Acquisition of SPORTSBETTING.COM		(65,244)	—

Capital expenditure and financial investment	19b	(605)	(1,065)
Sportingbet Agreement	19b	7,000	2,032

CASH (OUTFLOW) / INFLOW BEFORE FINANCING		(53,513)	7,444

Financing	19b	39,068	(2,243)
Issue of Shares		14,181	62

NET (DECREASE) / INCREASE IN CASH AND LIQUID RESOURCES		(264)	5,263

Reconciliation of net cash flow to movement in net (Debt)/funds
		2005	2004
		$’000	$’000
(Decrease) / Increase in cash for the year		(264)	5,263

Cash (inflow) / outflow/from (increase) / decrease in debt		(40,000)	2,243

(Increase) / Decrease in net debt resulting from cash flows		(40,264)	7,506

Finance Lease Paid		14	—
Currency translation differences		(75)	(189)

Non Cash movements		893	900
		(39,432)	8,217

Net Funds/(debt) at 1st January, 2005		7,930	(287)

Net (Debt)/Funds at end of Period	19c	(31,502)	7,930

World Gaming Plc
NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

BASIS OF PREPARATION

The financial statements are prepared in accordance with applicable United Kingdom accounting standards and under the historical cost convention. The accounting standards have been applied consistently in the current and previous year.

The group financial statements have been prepared in accordance with generally accepted accounting practice in the United Kingdom (UK GAAP) which differ in certain respects from the generally accepted accounting practice in the United States (US GAAP). The difference between the results reported under United Kingdom GAAP and United States GAAP is disclosed in note 26.

The Group anticipates adopting the International Financial Reporting Standards (IFRS) for its year ended 31 December 2007, with an opening IFRS Balance Sheet for its transition year at 1 January 2006.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the year end and the turnover and expenses of the accounting year. Actual results could differ from those estimates.

A summary of significant accounting policies is set out below:

BASIS OF CONSOLIDATION

The Group financial statements consolidate the accounts of the parent company and all of its subsidiaries for the year. Results of subsidiary undertakings are included from the effective date of acquisition. The financial statements of all group companies are made up to 31 December 2005.

TURNOVER AND INCOME RECOGNITION

Turnover for the recently acquired SPORTSBETTING.COM operations comprised gross sports and horse racing wagers and net casino and poker win.

Turnover for the continued operations comprises sales to third parties net of trade discounts and of sales taxes. Initial license fees of gaming software are recognised as revenue upon the completion of the license sale transactions. Before the revenues are recognised, deposits from licensees are recorded as deferred revenue. Gaming and monthly licensing royalty revenues and other fees are recognised over the period services are provided. Revenues from the resale of Antigua Government issued gaming licenses are recognised when collection is reasonably assured.

RESEARCH AND DEVELOPMENT

All research and other development costs are expensed to the profit and loss account as incurred. Development expenditure is carried forward only when its future recoverability can be foreseen with reasonable assurance and is amortised in line with sales from the related product.

TANGIBLE FIXED ASSETS

Fixed assets are stated at historical cost less depreciation.

Depreciation or amortisation is provided on all tangible fixed assets, using the straight-line method over the estimated useful life of the assets at the following rates:

Computer hardware	3 years
Computer software	3 years
Fixtures and fittings	3 years
Motor Vehicles	4 years

Leasehold improvements are depreciated over the term of the related lease using the straight-line method.

FOREIGN CURRENCIES

The financial statements are prepared in US Dollars as it is the functional currency of the Group and the currency in which the majority of the Group’s revenue streams, assets, liabilities and funding is denominated.

Assets and liabilities denominated in foreign currencies are translated into dollars at the rate of exchange ruling at the balance sheet date. Average rates of exchange ruling during the year are used to translate into dollars the profit and loss accounts of overseas subsidiaries prepared in their local currency. Any exchange differences arising are dealt with through the profit and loss account.

Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiaries to the rate ruling at the year end together with the differences between profit and loss accounts translated at average rates and year end rates are dealt with as movements in group reserves.

Long term financing of overseas subsidiaries intended to be, for all practical purposes, as permanent as equity is treated as part of the investing company’s net investment and exchange differences arising are dealt with through reserves.

The principal currency translated in the year was sterling using a year end exchange rate of £0.58 and an average exchange rate of £0.56 to $1.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but have not been reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements. Deferred tax is recognised in the Statement of Total Recognised Gains and Losses on revaluations where at the balance sheet date there is an agreement to sell the asset. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets are regarded as recoverable to the extent that on all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

LEASED ASSETS AND OBLIGATIONS

Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as obligations to the lessor.

Lease payments are treated as consisting of capital and interest elements, and the interest is charged to the profit and loss account in proportion to the remaining balance outstanding.

All other leases are “operating leases” and the annual rentals are charged to profit and loss on a straight line basis over the lease term.

Rent free periods or other incentives received for entering into a lease are accounted for over the period of the lease so as to spread the benefit received over the lease term.

PROVISIONS FOR LIABILITIES AND CHARGES

Where the group has entered upon litigation, either as claimant or respondent, a provision is made, based upon legal advice, of the likely third party costs of handling such claims, and where appropriate, of settling any liability arising there from. Potential receipts from litigation are only recognised once received.

DEFERRED COMPENSATION RESERVE

The group provides for deferred compensation in respect of former members of the Board of Directors who were granted options at exercise prices which are below market value at the time the options were granted.

GOODWILL

Goodwill arising on acquisition of business undertakings represents the difference between the fair value of consideration paid and the fair value of assets and liabilities acquired. This amount has been capitalised and is to be amortised to the Profit & Loss account over its estimated useful life as estimated by the Directors. The Directors currently estimate the useful life as being 20 years.

Impairment tests on carrying value will be undertaken at the end of the first full year following the acquisition, and will be undertaken annually thereafter, or earlier if in the opinion of the Directors circumstances indicate that the carrying value may not be fully recoverable.

1                 TURNOVER AND PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

World Gaming Plc is a holding company, whose subsidiary companies (the “Group) operate internet gaming sites and also license software offering a comprehensive suite of internet gaming products and services. The Group’s business is internet based and in the opinion of the Directors any geographical analysis would not be meaningful.

The group’s turnover and profit before taxation were all derived from its principal activities.

2                 INVESTMENT INCOME

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000

Interest receivable	438	111
	438	111

3                 INTEREST PAYABLE

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000
Finance leases	—	8

Bank Loans	144	—

Amortisation of Loan Arrangement Fees	25	—
	169	8

4                 PROFIT ON ORDINARY ACTIVITIES

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000

Profit on ordinary activities before taxation is stated after charging:
Depreciation and amounts written off tangible fixed assets:
Charge for the year
owned assets	793	951
leased assets	—	469
Amortisation of Goodwill & Deferred Loan Costs	907	—
Loss on disposals of fixed assets	—	201
Exchange losses	21	25
Operating lease rentals:
Other operating leases	141	295
Auditors’ remuneration
Group	80	125
Parent	30	30
Research and Development expenditure	—	2,745

The auditors also received remuneration of $320,000 for non audit services as Reporting Accountants in respect of the company’s admission to AIM and the acquisition of SPORTSBETTING.COM Group in the year.

5                 EXCEPTIONAL ITEM – 2004

The exceptional item in the comparative period relates to Joint Venture Arrangements, effective 1 October 2004, between the Company and Sportingbet. The principle terms of the arrangements are as follows:

•                  The ownership of the Intellectual Property rights of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and Sportingbet;

•                  In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of 12 October 2004 and 1 March 2005 and the balance of $4 million was paid on 1 November 2005). In addition, the economic value of Sportingbet’s then 29.6 per cent shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

•                  Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

•                  During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea’s costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

•                  The Company retains the right to determine 30 per cent. of the development time on the Gaming Software;

•                  The Company has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;

•                  Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of five per cent. are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

•                  Sportingbet pays its proportion of the hosting costs on the Company’s systems and IT services at cost plus 10 per cent;

•                  The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

•                  On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party.

The gain arising from these arrangements was calculated as follows:

$’000
Consideration	13,300
Legal & Professional Costs	(1,043)
Loss on Disposal of fixed assets	(70)
12,187

The additional $3 million payable to the Company upon termination of the agreements by Sportingbet has not been included in these financial statements.

6                 EMPLOYEES

	Year ended 31 December 2005	Year ended 31 December 2004
The average monthly number of persons (including Directors) employed by the company during the year was:
I.T Support – North America	23	34
Operations – Caribbean	19	20
Sales – U.K.	1	-
	43	54

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000

Staff costs for above persons:
Wages and salaries	3,583	4,289
Social security costs	78	139
	3,661	4,428

DIRECTORS’ REMUNERATION

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000
Emoluments	880	579
Benefits in kind	240	142
Compensation payment	—	37
Bonuses	493	487
Total emoluments	1,613	1,245

There are no benefits accruing under pension schemes to any Director.

Directors’ emoluments disclosed above include the following payments:

	Highest Paid Director
	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000
Emoluments	590	469

Further disclosures on the remuneration of each individual Director are given in the Remuneration Report.

7                 TAXATION

There is no tax charge for the year because of the availability of tax losses brought forward from prior periods
(2004 – $Nil). Factors affecting the tax position for the year were:

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000
Profit on ordinary activities before tax	5,691	17,370

Profit on ordinary activities multiplied by standard rate of 30% (2004: 30%)	1,707	5,211

Effect of lower tax rates on overseas earnings Net of Losses	(1,707)	(5,211)
Current tax charge for year	—	—

The Group’s operations located in Canada are subject to tax to the extent that income is generated in that country. No tax is expected to be payable for any period up to 31 December 2005 because losses arose  on the development activities to the extent that costs for such activities exceeded the recovery  received from charging other relevant Group Companies for the services provided. The holding Company’s operations in the United Kingdom has losses relating to the costs it incurs consisting primarily of general administrative costs. The US subsidiary became dormant in January 2005, it has no business activities and was dissolved in December 2005. All tax filings were brought up to date in 2005 and as a result of accumulated tax losses no tax charge arose. There were no significant Group expenses disallowable for tax purposes or depreciation charges materially different from available tax allowances on fixed assets. Tax losses remain available within the Group. Utilisation of these losses is contingent upon agreement with the relevant tax authorities. A deferred tax asset for the benefit of future tax losses has not been included in these financial statements because of the uncertainty of the amount of losses available and when they will be utilised.

The Company’s operations located in Antigua, operate under the offshore gaming laws of Antigua and Barbuda and therefore enjoy a 50 year tax holiday, apart from an annual gaming licensing fee of US $85,000 (2004: $85,000).

8                 EARNINGS PER ORDINARY SHARE

The calculation of the basic earnings per ordinary share is based on a weighted average of 39,017,631 (2004: 32,475,203) ordinary shares in issue and shares to be issued in respect of the acquisition of the SPORTSBETTING.COM  Group, and a profit on ordinary activities after taxation of US$5,691,000 (2004: $17,370,000).

The calculation of the diluted earnings per ordinary share  includes the same earnings figure as used for the basic earnings and a weighted average number of ordinary shares of 44,372,789 (2004: $37,383,953). The number of shares includes ordinary shares issued and potential ordinary shares from options granted and shares to be issued in respect of the acquisition of the SPORTSBETTING.COM  Group. The potential ordinary shares include only “in the money” option shares which are those shares where the grant price was below the average share price of the company’s issued ordinary shares in the year.

Earnings per ordinary shares before exceptional items is calculated on profit of $6,577,000 (2004 $5,183,000).The weighted average number of ordinary shares used in the calculations are unchanged from those used in the other basic and diluted earnings figures.

All calculations exclude the 13,506,204 shares held by Sportingbet PLC and its affiliates, which have no voting or economic rights. These may be repurchased by the Company for a total consideration of $1 when the company has sufficient retained earnings to do so.

9                 INTANGIBLE ASSETS – GOODWILL

GROUP

Cost
1 January 2005	—
Addition (Note 25)	86,697
31 December 2005	86,697

Amortisation
1 January 2005	—
Charged in the year	882
31 December 2005	882

Net Book Value
31 December 2005	85,815
31 December 2004	—

10          TANGIBLE FIXED ASSETS

GROUP	Computer Hardware & Equipment	Leasehold Improvements & Fixtures	Motor Vehicles	Software & Domain Names	Total
	$’000	$’000	$’000	$’000	$’000
Cost
1 January 2005	3,511	109	75	1,970	5,665
Additions	506	17	59	23	605
Disposals	(1,220)	—	—	—	(1,220)
31 December 2005	2,797	126	134	1,993	5,050

Depreciation
1 January 2005	2,942	68	67	1,169	4,246
Charged in the year	327	11	30	425	793
Disposals	(1,220)	—	—	—	(1,220)
31 December 2005	2,049	79	97	1,594	3,819

Net book value
31 December 2005	748	47	37	399	1,231

31 December 2004	569	41	8	801	1,419

Assets with a cost of $1,220,000 and accumulated depreciation of $1,220,000 were retired from use in the year.

COMPANY

Tangible Fixed Assets comprised of Computer Equipment at cost of $9,256 and accumulated depreciation of $1,535 at December 31, 2005. Depreciation charges in the year amounted to $1,535.

11          INVESTMENTS IN SUBSIDIARIES

Company	Investments in Subsidiaries	Loans to Subsidiary Undertakings		Total
	$’000			$’000
Cost
At 1 January 2005	97	—		97
Additions	—	24,391		24,391
As at 31 December 2005	97	24,391		24,488

Subsidiary	Principal Activity	Type of Shares Held	Percentage Owned	Country of Incorporation
WG International Ltd (3)	Holding Company	Ordinary	100%	England & Wales
Interactive Systems Inc. (1)	Licensing of Internet Gaming Systems	Ordinary	100%	Antigua
WG Interactive Inc. (1)	Systems Administration	Ordinary	100%	Canada
World Gaming Europe Ltd (3)	Dormant	Ordinary	100%	England & Wales
SSII Ltd (2)	Dormant	Ordinary	100%	Antigua
EFS Caribbean Inc (2)	Dormant	Ordinary	100%	Antigua
EFS St Kitts Inc (2)	Dormant	Ordinary	100%	Antigua
Inphinity Interactive Inc (2)	Dormant	Ordinary	100%	Canada
World Gaming Services Inc (2)	Dormant	Ordinary	100%	Antigua
ESCE Inc. (2)	Dormant	Ordinary	100%	Canada
TIC Inc (1)	Dormant	Ordinary	100%	Antigua
DNI Holdings Ltd (3)	Intellectual property holding	Ordinary	100%	England & Wales

All of the above companies operate within their country of incorporation and their results have been included in these consolidated financial statements.

(1)   Shares are owned by WG International Ltd

(2)   Shares are owned by TIC  Inc.

(3)   Shares are owned by World Gaming Plc

In December 2005, LVA Holdings Ltd, a wholly owned subsidiary of WG International was dissolved. All of the remaining subsidiaries owned by LVA Holdings Limited at this time were dormant. Ownership of these dormant subsidiaries was transferred to TIC Inc.

The shares of DNI Holdings Ltd were acquired by the Company as part of the SPORTSBETTING.COM acquisition described at note 25.

The Company holds a 50 percent interest in Bullen Road LP, a limited partnership between Interactive Systems Inc (“ISI”)and IOE Limited (“IOE”), a wholly-owned subsidiary of Sportingbet PLC. Bullen Road LP is an exempt limited partnership formed in the Cayman Islands as a result of the transaction with Sportingbet described at Note 5 and owns the gaming software operated by the Company. The General Partner is Gwladys Street Limited; a company incorporated in the Cayman Islands and is jointly owned by ISI and IOE. The Company is not required to make any capital contributions to the partnership beyond the initial transfer of the proprietary gaming software, which was done in 2004. The net book value of the assets transferred was $nil. The partnership had no income or expenditure in the period ended 31 December 2005. Accounts have not yet been prepared for the partnership. Consistent with the accounting treatment of the Intellectual Property prior to its transfer to Bullen Road LP, the Company’s share of the assets and liabilities of the partnership at 31 December 2005 has not been included in the consolidated financial statements. The cost and carrying value of the investment at 31 December 2005 was $nil in these financial statements.

12             FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

		2005			2004
				Weighted			Weighted
		Aggregate	Weighted	period rate	Aggregate	Weighted	period rate
		Carrying	average	fixed for	Carrying	average	fixed for
	Currency	Amount	interest rate	Years	Amount	interest rate	Years
		$’000%			$’000%
Fixed rate liabilities	US $	—	—	—	14	12	1
		—			14

Fixed rate assets	US $	6,172	4.25%	—	7,133	2.2%	—

		2005		2004
		Aggregate Carrying	Weighted Average	Aggregate Carrying	Weighted Average
	Currency	Amount	Maturity years	Amount	Maturity years
		$’000		$’000

Interest free assets	US $	692	—	717	—
	GBP £	603	—	—	—
	Canadian $	84	—	20	—
	East Caribbean $	54	—	74	—
		1,433		811

		2005		2004
		Aggregate Carrying	Benchmark	Aggregate Carrying	Benchmark
	Currency	Amount	Interest rate	Amount	Interest rate
		$000		$000
Floating rate liabilities	US $	25,000	LIBOR + 2.25%	—	—
		15,000	LIBOR + 2.75%	—	—
		40,000		—

The group’s financial instruments comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The main risks arising from the group’s financial instruments are interest rate, liquidity and foreign exchange risk. Financial instruments such as trade debtors and creditors have been excluded from the disclosures above. It is, and has been throughout the year, the group’s policy that no trading in financial instruments be undertaken. The fair values of the group’s financial assets and liabilities were not materially different from their book values.

Interest rate/Liquidity risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The Directors regularly review the placing of cash balances. When seeking borrowings, the Directors consider the commercial terms available and consider whether such terms are appropriate to the business.

In respect of the loan facilities with Barclays PLC, the Company has purchased an interest rate hedge contract against U.S. LIBOR. The hedge contract is based on a U.S. LIBOR rate of 5%. On the basis that interest on its loan facilities are based on a margin above U.S. LIBOR, the interest rate hedge contract will act such that the Company shall not be exposed to any increase in interest rates payable where U.S. LIBOR exceeds 5% throughout the period.

Currency Risk Exposure

During the year the Group had minimal currency risk exposure other than that related to translation for accounting purposes.

Maturity of Financial Liabilities

The maturity profile of the Group’s financial liabilities at 31 December 2005 is detailed in the notes to these financial statements.

Floating Rate Liabilities

U.S. dollar denominated floating rate liabilities represent borrowings arranged as part of the Sportsbetting acquisition described at note 25. These facilities are secured by fixed and floating charges over the assets of the Company and a subsidiary WG International Limited under a debenture and composite guarantee given by both companies,  are repayable over 27 months commencing from the drawdown date of 13 December 2005.

Unutilised credit facilities

As at 31 December 2005, the Company held an unutilised revolving facility of $5,000,000.

13             DEBTORS

	GROUP		COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000

Trade debtors	4,163	4,438	183	—
Customer deposits	5,438	—	—	—
Consideration due from Sportingbet	—	7,000	—	—
Consideration recoverable (Note 25)	3,481	—	—	—
Transaction processor reserves	—	2,234	—	—
Amounts due from subsidiary undertakings	—	—	43,446	—
Prepayments and accrued income	989	344	197	202

	14,071	14,016	43,826	202

Customer deposits represent customer accounts in respect of the operating division held by a third party. An equal balance is held under current liabilities representing the liability owed to the customer.

14             CREDITORS:

Amounts falling due within one year

	GROUP		COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000

Bank loan payable	14,717	—	14,717	—
Obligations under finance leases	-	14	—	—
Trade creditors	1,013	523	291	—
Amounts due to licensees	132	5,684	—	—
Amounts due to subsidiary undertakings	—	—	—	4,936
Other taxation and social security	—	5	—	—
Customer deposits	5,438	—	—	—
Deferred Consideration (Note 25)	3,600	—	—	—
Deferred Bonuses (Note 16)	744	—	744	—
Accruals and other liabilities	2,485	868	843	750

	28,129	7,094	16,595	5,686

Customer deposits represent customer accounts in respect of the operating division held by a third party. An equal balance is held under current debtors representing the liability owed to the Group by third party suppliers.

Amounts due to licensees primarily represent funds that are due to licensees from transaction processors, these amounts will be paid as they are collected on the licensees’ behalf.

Bank loan payable is net of the current portion unamortised loan arrangement fees and costs of $283,000. These costs are amortised over the term of the loan.

15             CREDITORS: Amounts falling due after more than one year

	GROUP		COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000

Bank Loan	24,390	—	24,390	—

Repayable by instalments:
Bank Loan Payable:
After more than one year but not more than two years	19,515	—	19,515	—

After more than two years but not more than three years	4,875	—	4,875	—

	24,390	—	24,390	—

Bank loan payable is net of the current portion of unamortised loan arrangement fees and costs of $610,000. These costs are amortised over the term of the loan.

16             PROVISION FOR LIABILITIES AND CHARGES

2005
$’000

Balance at 1 January 2005	257
Charge from profit and loss account	487
Transferred to Creditors	(744)

Balance at 31 December 2005	—

This represents provision for deferred bonuses payable to certain directors under the terms of their service contracts as detailed in the Directors Remuneration Report. These bonuses are payable in 2006 and are disclosed in Creditors; Amounts falling due within one year at 31 December 2005.

17             SHARE CAPITAL

	2005	2004
	$’000	$’000

Authorised:
500,000,000 ordinary shares of £0.002 (0.2p) each	1,422	1,422

Allotted, issued and fully paid:
63,939,032 (2004 : 46,081,407) ordinary shares of £0.002 (0.2p) each	197	134

Allotted, issued and fully paid:

As at 1 January 2005: 46,081,407 ordinary shares of £0.002 (0.2p) each	134	133
Issued in Respect of Share Placings (9,560,000 shares) (2004: 300,000)	33	1
Issued in Respect of Share Options (2,757,459 shares)	10	—
Issued in Respect of Acquisitions (5,540,166 shares)	20	—

As at 31 December 2005: 63,939,032* ordinary shares at ₤0.002 (0.2p) each	197	134

* Inclusive of cancellable non-dilutive holdings.

VARIATION OF RIGHTS OF ORDINARY SHARES

Under the terms of the Sportingbet agreement (see Note 5), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the company held by the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to the Company for a total consideration of $1 when requested to do so by the Company. These shares will be purchased by the company when there are available distributable profits. These shares and the attributable share premium are treated as non-equity interests in these financial statements.

The shares issued and to be issued on the acquisition of the SPORTSBETTING.COM Group (See note 25) have certain rights restricted, specifically pertaining to change of control or composition of the Board for a period of 2 years.

SHARE OPTIONS

At the balance sheet date the following options were outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise prices	Number of options	Weighted Average remaining contractual life (years)	Weighted Average exercise price	Number of options	Weighted Average remaining contractual life (years)	Weighted Average exercise price

$0.14 – $0.50	5,190,000	4.8	$0.27	4,240,000	4.8	$0.25
$0.51 – $1.00	2,851,904	5.3	$0.77	110.000	3.6	$0.77
$1.01 – $3.00	1,193,079	4.1	$1.72	548,079	2.7	$1.86
$3.01 – $8.50	288,417	4.4	$3.29	288,417	4.4	$3.60

	9,523,400	4.8	$0.69	5,186,496	4.3	$0.63

18             RESERVES

Group	Share Premium Account	Shares to be Issued	Deferred Compensation Reserve	Merger Reserve	Profit and Loss Account
	$’000	$’000	$’000	$’000	$’000

At 31 December 2002	—	—	567	23,528	(27,737)

Retained Profit for the year	—	—	—	—	3,108
Premium on issue of shares	1,614	—	—	—	—
Currency translation difference on net investments	—	—	—	—	(385)

At 31 December 2003	1,614	—	567	23,528	(25,014)

Costs relating to waiver of rights of shares held by Sportingbet	—	—	—	—	(2,400)
Retained profit for the year	—	—	—	—	17,370
Premium on issue of shares	61	—	—	—	—
Currency translation difference on net investments	—	—	—	—	168
At 31 December 2004	1,675	—	567	23,528	(9,876)

Retained profit for the year	—	—	—	—	5,691
Premium on issue of shares	26,118		—	—
Shares to be Issued	—	8,440	—	—	—
Currency translation difference on net investments	—	—	—	—	(137)
At 31 December 2005	27,793	8,440	567	23,528	(4,322)

Shares to be issued relate to the acquisition of SPORTSBETTING.COM Group (Note 25).

19             CASH FLOWS

		Year ended 31 December 2005	Year ended 31 December 2004
		$’000	$’000
a	Reconciliation of operating profit to net cash inflow from operating activities

	Operating profit	5,422	5,080

	Amortisation: Goodwill	882	—
	(Decrease) / Increase in provision for liabilities and charges	(257)	257
	Depreciation	793	1,420
	Loss on disposals of fixed assets	—	206
	(Increase) / Decrease in debtors	(3,574)	1,064
	Increase / (Decrease) in creditors	1,694	(1,739)
	Exchange movements	(62)	86
	Net cash inflow from operating activities	4,898	6,374

b	Analysis of cash flows

	Returns on investments and servicing of finance
	Interest received	438	111
	Interest paid	—	(8)

	Net cash inflow from returns on investments and servicing of finance	438	103

	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(605)	(1,065)

	Net cash outflow from capital expenditure and financial investment	(605)	(1,065)

	Financing

	Capital element of finance leases repaid	(14)	(647)

	Repayment of Bank Loans	—	(1,596)
	New Unsecured Loan:
	Debt Due within one year	14,692	—
	Debt Due after one year	24,390	—

	Net cash inflow / (outflow) from financing	39,068	(2,243)

	Year ended 31 December 2005	Year ended 31 December 2004
	$’000	$’000
Sportingbet transaction

Staged payments received	7,000	3,000
Proceeds from sale of fixed assets	—	75
Legal and professional costs of Agreement	—	(1,043)
Net inflow of funds from transaction	7,000	2,032

c	Analysis of net funds/ (debt)	At 1 January 2005	Cash flows	Other non-cash Movement	Exchange Movement	At 31 December 2005
		$’000	$’000	$’000	$’000	$’000

	Cash	811	622	—		1,433
	Cash on Term Deposits at Bank	7,133	(886)	—	(75)	6,172
		7,944	(264)	—	(75)	7,605

	Finance leases	(14)	14	—	—	—

	Debt
	Debt due within one year	—	(15,000)	283	—	(14,717)
	Debt due after one year	—	(25,000)	610	—	(24,390)
	Total	7,930	(40,250)	893	(75)	(31,502)

Other Non-Cash Movements

Other non-cash movements  represent unamortised loan arrangement fees and costs of $1,087,000 less accrued bank loan fees of $194,000

Term Deposits

The cashflow in the year includes $100,000 deposit acquired on the purchase of the SPORTSBETTING.COM Group

Liquid Resources

Liquid resources are represented by interest earning term deposits.

20             COMMITMENTS UNDER OPERATING LEASES

At 31 December 2005 the group had annual commitments under non-cancellable operating leases as follows:

	2005	2004
	$’000	$’000

Leasehold Property
expiring in the first year	—	12
expiring in the second to fifth year	194	89

	194	101

21             RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	GROUP		COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000

Profit/(Loss) for the financial year	5,691	17,370	(783)	(525)

Other recognised gains and losses	(137)	168	—	—
Costs relating to waiver of rights of shares held by Sportingbet	—	(2,400)	—	(2,400)

New share capital subscribed	34,621	62	34,621	62

Net addition to/(reduction in) shareholders’ funds	40,175	15,200	33,838	(2,863)

Opening shareholders’ funds	16,028	828	(5,640)	(2,777)

Closing shareholders’ funds (Equity and non -equity interests)	56,203	16,028	28,198	(5,640)

Non-equity interests represent 13,506,204 issued ordinary shares with a nominal par value of $40,000 and attributable share premium of $1,614,000 which carry no rights to future dividends under the agreement with Sportingbet, as set out in note 5. The company can purchase all these shares for $1 in accordance with the terms of the agreement.

22             COMMITMENTS AND CONTINGENT LIABILITIES

Contingencies

On August 6, 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. (“Starnet Canada”) for breach of his employment agreement and wrongful termination of him as a Director. Mr. White alleges that as a result of his wrongful termination as an employee and Director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial is set for June 2007. In February 2004, Starnet Canada commenced a third party claim against a former Director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White’s father-in-law. Management intends to vigorously contest the claim by Mr. White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

23             COMPANY PROFIT AND LOSS ACCOUNT

As permitted by s230 Companies Act 1985, the company has not presented its own profit and loss account. The loss dealt with in the profit and loss account of the company is $783,000 (2004: $525,000). The movement on profit and loss account in the year was as follows:

$’000
At 31 December 2004	(7,449)
Loss for the year	(783)
At 31 December 2005	(8,232)

24             CONTROLLING PARTIES

The Directors are not aware of any shareholdings that would give outright control of the company to a shareholder. Details of major shareholdings are disclosed in the Directors’ Report.

25             ACQUISITIONS

On October 25, 2005 the Group announced that it had entered into a conditional agreement to acquire certain assets of Real Entertainment Ltd. and the entire issued capital of DNI Holdings Ltd. (together the “SPORTSBETTING.COM Group”), which was then the Group’s largest licensee. The transaction subsequently completed on December 13, 2005.

The terms of the acquisition were for a maximum consideration of  $96m payable 75 percent in cash and 25 percent in new ordinary shares of the Company. On completion in December, $54m was paid in cash to the Vendors.  The outstanding consideration was dependent on the agreed profit before tax (“PBT” ) achieved by the SPORTSBETTING.COM Group for the year ended December 31, 2005.

In March 2006, the Group and the vendors of the “SPORTSBETTING.COM business agreed the final PBT for the twelve months ended 31 December 2005 of $13.6m. Under the terms of the acquisition agreement this meant that total consideration of $81.8m would be payable, being 6 times the PBT for the period. During the period between completion and agreement of the final PBT, the Group had paid a further $10.8m into escrow, of which $7.2m was paid in December 2005 and the remainder in January 2006. On agreement of the final PBT the Group recovered $3.5m of these escrow funds and $1.2m was released to the vendors. The remaining $6.1m will remain in escrow subject to warranty caveats and will be released to the vendors on 1 October 2006 subject to no warranties having been breached.

In addition, on agreement of the PBT, the company issued $20.4m in new ordinary shares of the Company issued at ₤1.25p to the vendor subject to agreed lock-up arrangements. $12m in new ordinary shares were issued in December 2005 and deposited into escrow. The remaining $8.4m in new ordinary shares were issued in January 2006 and deposited into escrow pending agreement of the PBT.$2.0m of these shares remain in escrow subject to the same warranty covenants mentioned above.

Financing of the cash portion of consideration was through the Group’s existing cash reserves, plus a $40m loan facility arranged through Barclays PLC. The term of the loan is 27 months from the drawdown date of December 13, 2005. Repayments are due quarterly throughout the term of the loan. In addition, the Group has an unutilised revolving facility with Barclays for $5m. Further cash for the purpose of the Transaction was raised through the Placing of 4.8m new ordinary shares of the Company raising £6m for the Transaction before expenses.

The transaction had an effective date of 1 October 2005. The effective date, which is earlier than the completion date is the date from which all of “SPORTSBETTING.COM’s revenues and costs accrue to the Group. The business was acquired on a cash-free, debt-free basis as at the effective date.

The goodwill arising on the acquisition of the SPORTSBETTING.COM Group was calculated as follows:

	Book value	Fair value	Fair value
	on acquisition	Adjustment	to Group
	$’000	$’000	$’000

Cash deposits	100	—	100
Debtors and prepayments	282	—	282
Creditors	(145)	—	(145)

Net assets	237	—	237

Consideration			86,934
Net assets acquired			237

Goodwill arising on acquisition			86,697

The fair value of consideration as at 13 December 2005 comprised:

Cash	66,375
Shares	12,000
Deferred consideration – cash	119
Deferred consideration – shares	8,440

Consideration (including $5.1m of expenses)	86,934

The summarised consolidated profit & loss accounts of the SPORTSBETTING.COM for the periods prior to the acquisition by the Company are:

	1 January 2005 - September 2005	Year Ended 31 December 2004
	$’000	$’000

Gross profit	18,799	17,276
Administrative expenses	(9,359)	(10,017)
Exceptional costs	(124)	(1,180)

Profit before tax	9,316	6,079

Taxation	—	—

Profit after tax	9,315	6,079

There were no other recognised gains or losses in these periods.

25             SUMMARY OF THE EFFECT OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As disclosed in the accounting policies, the financial statements have been prepared in accordance with generally accepted accounting practice in the UK (“UK GAAP”) which differs in certain respects with that applicable in the US (“US GAAP”). The following is the effects on the profit of the difference between the UK and US GAAP as applicable to the group

	2005	2004
	$’000	$’000

Profit for the financial year per UK GAAP	5,554	17,538
Write back of Amortisation of Goodwill, (Note 9)	882	—

Profit for the financial year per US GAAP	6,436	17,538

Registered Office

Minerva House

5 Montague Close

London

SE1 9BB